Certificate of Amalgamation

Canada Business Corporations Act

Certificat de fusion

Loi canadienne sur les sociétés par actions

DOMINION DIAMOND CORPORATION

Corporate name / Dénomination sociale

1002223-3

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Virginie Ethier

Virginie Ethier

Director / Directeur

2017-02-01

Date of Amalgamation (YYYY-MM-DD)
Date de fusion (AAAA-MM-JJ)

FORM 9 ARTICLES OF AMALGAMATION (SECTION 185)

FORMULAIRE 9 STATUTS DE FUSION (ARTICLE 185)

Form 9

1 -- Name of the Amalgamated Corporation / Dénomination sociale de la société issue de la fusion

DOMINION DIAMOND CORPORATION

2 -- The province or territory in Canada where the registered office is to be situated (do not indicate the full address) / La province ou le territoire au Canada où sera situé le siège social (n'indiquez pas l'adresse complète)

Ontario

3 -- The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The annexed Schedule A is incorporated in this form.

4 -- Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

The annexed Schedule B is incorporated in this form.

5 -- Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes) / Nombre minimal et maximal d'administrateurs (pour un nombre fixe, veuillez indiquer le même nombre dans les deux cases)

Minimum: 3 Maximum: 12 / Minimal : ☐ Maximal : ☐

6 -- Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

The annexed Schedule C is incorporated in this form.

7 -- Other provisions, if any / Autres dispositions, s'il y a lieu

The annexed Schedule D is incorporated in this form.

8 -- The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: / La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après

☐ 183 ☒ 184(1) ☐ 184(2)

9 -- **Declaration:** I hereby certify that I am a director or an officer of the corporation. / **Déclaration :** J'atteste que je suis un administrateur ou un dirigeant de la société.

Name of the amalgamating corporations Dénomination social des sociétés fusionnantes	Corporation No. Nº de la société	Signature
DOMINION DIAMOND CORPORATION	839140-8	[signature]
6019838 CANADA INC.	601983-8	[signature]
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	-	
	-	
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Note:
Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Nota :
Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).

SCHEDULE A

The Corporation shall be authorized to issue an unlimited number of shares of a class designated as "Common Shares".

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) the holders of the Common Shares shall be entitled to vote at all meetings of shareholders;

(b) the holders of the Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation; and

(c) the holders of the Common Shares shall, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, be entitled to receive the remaining property of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation.

SCHEDULE D

(1) The Board of Directors may from time to time, in such amounts and on such terms as it deems expedient;

(a) borrow money on the credit of the Corporation;

(b) issue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Corporation; and

(c) charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation;

The Board of Directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board above to such extent and in such manner as the Board shall determine at the time of each such delegation;

(2) The Corporation shall have a minimum of three (3) and a maximum of twelve (12) directors, the precise number to be determined from time to time by resolution of the Board of Directors of the Corporation and, until the precise number is so determined, such number shall be deemed to be eight (8); and

(3) The directors of the Corporation are authorized to appoint one or more directors from time to time, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders following their appointment, provided that the total number of directors so appointed between annual meetings may not exceed one-third of the number of directors elected at the previous annual meeting.